APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT



                         Virus Research Institute, Inc.
                          ----------------------------
                              (Name of Registrant)


       Delaware                                          22-3098869
----------------------                      ------------------------------------
(State of Incorporation)                    (IRS employer identification number)


                                61 Moulton Street
                         Cambridge, Massachusetts 02138
                      ------------------------------------
                           (Principal office address)

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-8 (the "Registration Statement"), File Number 333-13245, relating to common stock, par value $0.001 per share (the "Common Stock"), of Virus Research Institute, Inc., being the agent for service of process named in the Registration Statement and being an authorized representative of Virus Research Institute, Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. Virus Research Institute, Inc. no longer intends to sell the Common Stock registered thereby.

                                       VIRUS RESEARCH INSTITUTE, INC.


                                       By: /s/ J. Barrie Ward
                                           -------------------------------------
                                           Name: J. Barrie Ward, Ph.D.
                                           Title: Chairman and Chief Executive
                                                  Officer

Dated:   August 21, 1998